UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SOMANETICS CORPORATION

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

COVIDIEN DE CORP.

(Names of Filing Persons (Offerors))

Common Shares, par value $0.01 per share

(Title of Class of Securities)

834445405

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Joseph L. Johnson III

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone: (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$343,688,025	$24,504.96

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 13,747,521 outstanding Common Shares of Somanetics Corporation at a purchase price of $25.00 cash per share. Such number of outstanding Common Shares represents the total of 11,953,384 issued and outstanding Common Shares outstanding options with respect to 1,794,137 Common Shares, in each case as of June 16, 2010.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for fiscal year 2010 issued by the Securities and Exchange Commission. Such fee equals .00713% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 24,504.96
Form or Registration No.:	Schedule TO-T
Filing Party:	United States Surgical Corporation
Date Filed:	June 25, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on July 13, 2010, amends and supplements the Tender Offer Statement on Schedule TO filed on June 25, 2010 (the “Schedule TO”) and relates to a tender offer by Covidien DE Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Common Shares, par value $0.01 per share (the “Shares”), of Somanetics Corporation, a Michigan corporation (the “Company”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase for Cash dated June 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Sections (a)(2) and (a)(3) of Item 11:

“On June 25, 2010, Covidien plc and the Company each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

At 11:59 p.m., New York City time, on July 12, 2010, the HSR Act waiting period with respect to the Offer and the Merger (as defined in the Offer to Purchase) expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated June 25, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Somanetics Corporation, dated June 16, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 16, 2010).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on June 25, 2010.*

(a)(5)(C)	Complaint filed by Stanley Manne, individually and on behalf of all others similarly situated, on June 30, 2010, in the Sixth Judicial Circuit Court for the State of Michigan, Oakland County.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2010, by and between United States Surgical Corporation, Covidien DE Corp. and Somanetics Corporation.*

(d)(2)	Tender and Voting Agreement, dated as of June 16, 2010, by and between United States Surgical Corporation, Covidien DE Corp. and Bruce J. Barrett.*

(d)(3)	Confidentiality and Standstill Agreement, dated as of March 16, 2010, by and between United States Surgical Corporation and Somanetics Corporation.*

(d)(4)	Guaranty, dated as of June 16, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED STATES SURGICAL CORPORATION

Dated: July 13, 2010	By:	/S/ JOHN W. KAPPLES
	Name:	John W. Kapples
	Title:	Vice President and Secretary

COVIDIEN DE CORP.

Dated: July 13, 2010	By:	/S/ JOHN W. KAPPLES
	Name:	John W. Kapples
	Title:	Vice President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated June 25, 2010.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Somanetics Corporation, dated June 16, 2010 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on June 16, 2010).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on June 25, 2010.*

(a)(5)(C)	Complaint filed by Stanley Manne, individually and on behalf of all others similarly situated, on June 30, 2010, in the Sixth Judicial Circuit Court for the State of Michigan, Oakland County.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of June 16, 2010, by and between United States Surgical Corporation, Covidien DE Corp. and Somanetics Corporation.*

(d)(2)	Tender and Voting Agreement, dated as of June 16, 2010, by and between United States Surgical Corporation, Covidien DE Corp. and Bruce J. Barrett.*

(d)(3)	Confidentiality and Standstill Agreement, dated as of March 16, 2010, by and between United States Surgical Corporation and Somanetics Corporation.*

(d)(4)	Guaranty, dated as of June 16, 2010, by Covidien International Finance S.A.*

(g)	None.

(h)	None.

*	Previously filed